Exhibit 99.5

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports third quarter 2023 results

●	3.1% consolidated adjusted EBITDA[1] growth delivered 0.9 percentage-point increase in adjusted EBITDA margin[2] to 43.9% — best quarterly result since Q2 2022
●

Net earnings of $707 million down 8.3% with net earnings attributable to common shareholders of $640 million, down 10.5% or $0.70 per common share; adjusted net earnings[1] of $741 million yielded adjusted EPS[1] of $0.81, down 8.0% reflecting higher interest expense, increased depreciation and amortization and higher income taxes

●

Cash flows from operating activities down 1.8% to $1,961 million; stronger Q3 free cash flow[1] growth trajectory as profiled in 2023 quarterly budget, increasing 17.4% to $754 million on strong adjusted EBITDA flow-through and lower capital expenditures

●

Strong wireless performance with 231,212 total mobile phone and connected device net subscriber activations[3] — second-best ever quarterly result; 3.9% wireless service revenue growth as blended average revenue per user remains essentially stable in a competitive market

●

Record quarter for fibre Internet net activations of 104,159, up 7.9%, driving total retail Internet net activations of 79,327 and 6.1% residential Internet revenue growth; on track to achieve 85% planned broadband buildout target[4] by year end

●

Bell Media adjusted EBITDA up 11.5% on lower operating costs and restructuring initiatives as total revenue declined 1.3% due to ongoing advertising recession; digital revenue[5] up 26% as digital platforms and advertising technology drive digital advertising market share growth

●	Reconfirming all 2023 financial guidance targets

MONTRÉAL, November 2, 2023 – BCE Inc. (TSX, NYSE: BCE) today reported results for the third quarter (Q3) of 2023.

“The Bell team has demonstrated continued operational excellence, delivering results that place us in a solid position as we look ahead to the end of the year,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“Bell’s Q3 results reflect the positive outcome of our significant investments in broadband networks and services, a clear preference by our customers for fibre, continued momentum in our core operations, and cost containment and discipline.

1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

2 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.

3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

4 Baseline broadband buildout program based on planned coverage footprint of approximately 10 million residential and business locations.

5 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

1/17

Our continued investments in building high-quality networks and delivering the services that our customers want continues to pay off with a record quarter for fibre Internet net activations of 104,159, up 7.9% over last year. We are continuing to grow in wireless with 231,212 total mobile phone and connected device net subscriber activations, 142,886 of which are postpaid net subscriber activations, representing our second highest Q3 result since 2010.

I’m pleased with our overall progress this quarter. With healthy subscriber growth across the board, consistent results and disciplined execution, I’m confident in the Bell team’s ability to continue delivering on our strategic priorities in the months ahead.”

KEY BUSINESS DEVELOPMENTS

New BCE Director; BCE executive team update

BCE welcomes Johan Wibergh to the Board of Directors. Mr. Wibergh is the former Chief Technology and Information Officer of Vodafone, a global telecommunications provider, and former EVP & Head of Business Unit Networks for Ericsson. Sean Cohan joined BCE as President, Bell Media following the retirement of Wade Oosterman. Mr. Cohan will join BCE’s executive leadership team.

Building the best networks and providing greater access

PCMag recognized Bell as the Best Major and Best All-Around ISP in Canada in PCMag’s Best ISPs 2023 Canada report.6 This achievement is based on Internet speed as well as price, coverage and customer satisfaction. Bell expanded availability of its 3 gigabits per second symmetrical Internet service, Giga Hub and Wi-Fi 6E pods to Manitoba. As part of the Dibaajimowin Project, administered by the Grand Council Treaty #3, Bell will provide broadband fibre-optic Internet access to 23 Indigenous and 13 non-Indigenous communities in Northwestern Ontario. Bell, Virgin Plus and Lucky Mobile customers now have mobile service in Toronto’s TTC subway tunnels and stations with network access, with more coverage areas to come.

5G leadership and technology innovation

As a member of the 5G Future Forum, Bell partnered with Verizon, Vodafone and independent software vendor Matsuko to successfully conduct the first live transatlantic holographic collaborative meeting in Canada, the U.S. and the UK using 5G and multi-access edge computing (MEC) technology.

Delivering the most compelling content

Bell Media entered into a definitive agreement to purchase the Canadian business of OUTFRONT Media to bolster its out-of-home presence across the country. Bell Media and FOX Entertainment Global forged a new licensing and distribution pact to support Canadian original productions for all Bell Media platforms, including CTV and Crave, and in the U.S. for FOX.

Bell Media launched Addressable Audio and Addressable TV, delivering tailored ads to radio and TV audiences across linear programming and on-demand content. TSN+ announced subscription options with a full slate of content including NFL RedZone and PGA Tour Live. The 2023 NFL season is now available across TSN, TSN+, RDS and CTV. RDS, the official French-language broadcaster of the Montréal Canadiens, Ottawa Senators, and Laval Rocket, announced 17 brand partners for the 2023-2024 Hockey Season. Bell Media discontinued operations of specialty channel VRAK after 23 years on the air.

2/17

Bell for Better: Better World, Better Communities, Better Workplace

To underscore Bell’s continued focus on environmental, social and governance (ESG) priorities, it has amended its existing Cdn $2.3 billion securitization program to add sustainability-linked pricing. 75 electric vehicle chargers were added to workplaces across Québec, advancing Bell’s plans to electrify its fleet. Bell was recognized with a 2024 Clean50 Top Project Award7 for its halocarbon free, energy-efficient computer room cooling project. To mark Mental Illness Awareness Week, Bell Let’s Talk announced the 115 recipients of the 2023 Bell Let’s Talk Community Fund with a focus on organizations providing housing supports including Street Haven, an emergency shelter for women in Toronto. The Bell Let’s Talk fund also gifted $1 million to IWK Health in Halifax for a dedicated mental health space in the children’s hospital’s emergency department. Bell welcomed more than 120 new grads as part of its 2023 Graduate Leadership Program.

6 PCMag delivers labs-based, independent reviews of the latest technology products and services. Bell was named the Best Major and All Around ISP in PCMag’s Best ISPs 2023 Canada report based on ratings for speed, coverage price and overall satisfaction. The results are based on 331,078 PCMag speed test results from Canadian ISP users received between June 1, 2022 and June 27, 2023. Full methodology can be found at: https://www.pcmag.com/articles/best-isps-methodology.

7 The Clean50 Awards were founded by Delta Management Group, a sustainability, ESG and clean tech focused search firm in Canada, in June 2011 and have been awarded annually since. Selection is primarily by Delta Management, with significant assistance by third-party advisors and based on detailed submissions by nominees. Clean50 Top Projects annually recognize projects completed in the prior two years based on their innovation, ability to inform and inspire other Canadians.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q3 2023	Q3 2022	% change
BCE

Operating revenues	6,080	6,024	0.9%

Net earnings	707	771	(8.3%)

Net earnings attributable to common shareholders	640	715	(10.5%)

Adjusted net earnings	741	801	(7.5%)

Adjusted EBITDA	2,667	2,588	3.1%

Net earnings per common share (EPS)	0.70	0.78	(10.3%)

Adjusted EPS	0.81	0.88	(8.0%)

Cash flows from operating activities	1,961	1,996	(1.8%)

Capital expenditures	(1,159)	(1,317)	12.0%

Free cash flow	754	642	17.4%

“Our Q3 consolidated financial performance again highlights the Bell team’s consistent execution and disciplined focus on profitable subscriber growth and cost management. We delivered adjusted EBITDA growth of 3.1% — our highest growth since Q2 2022 – reflecting a well-rounded performance across our core business with strong 6.1% residential Internet revenue growth, 4.7% higher consumer wireless service revenue, digital media revenue up 26% over last year and a close to 1% improvement in total operating costs,” said Curtis Millen, Chief Financial Officer of BCE and Bell Canada.

3/17

“With year-to-date consolidated financial results in line with budget, we’re in a great position heading into the end of the year. We remain firmly on strategy, disciplined in our execution and focused on driving costs out of the business as required to align with the revenue profiles of each of our operating segments. I’m pleased to reconfirm all our 2023 financial guidance targets.”

●

BCE operating revenue increased 0.9% over Q3 2022 to $6,080 million. This was the result of 1.7% higher service revenue of $5,281 million, driven by wireless and residential Internet subscriber growth and the financial contribution from acquisitions made over the past year, including Distributel and FX Innovation, partly offset by a 3.9% decline in product revenue, driven mainly by timing-related reductions in sales to large business customers and lower consumer electronics sales at The Source, as well as lower media revenue due to the ongoing advertising recession.

●

Net earnings decreased 8.3% to $707 million and net earnings attributable to common shareholders totalled $640 million, or $0.70 per share, down 10.5% and 10.3% respectively. The declines were due to higher interest expense, increased depreciation and amortization expense and higher income taxes, due mainly to the favourable resolution of uncertain tax positions in Q3 2022 related to our acquisition of MTS. These factors were partly offset by higher adjusted EBITDA, lower impairment of assets as we recorded a $21 million charge in Q3 2022 related to office spaces we ceased using as part of our real estate optimization strategy due to Bell’s hybrid work policy, a higher net return on post-employment benefit plans, and lower severance, acquisition and other costs. Adjusted net earnings were down 7.5% to $741 million, resulting in a 8.0% decrease in adjusted EPS to $0.81.

●

Adjusted EBITDA grew 3.1% to $2,667 million, reflecting increases of 2.4% at Bell Communication and Technology Services (Bell CTS) and 11.5% at Bell Media. Due mainly to the flow-through of high-margin service revenue at Bell CTS, the favourable impact of various cost reduction initiatives and other operating efficiencies across the organization, and a year-over-year decrease in low-margin business wireline product sales, BCE’s consolidated adjusted EBITDA margin increased 0.9 percentage points to 43.9% from 43.0% in Q3 2022.

●

BCE capital expenditures were $1,159 million, down 12.0% from $1,317 million last year, corresponding to a capital intensity[8] of 19.1%, compared to 21.9% in Q3 2022. The year-over-year decrease in capital spending was due mainly to the timing of planned investment to further expand Bell’s pure fibre network and the realization of buildout efficiencies as we deploy broadband fibre and mobile standalone 5G network infrastructure more deeply.

●

BCE cash flows from operating activities were $1,961 million, down 1.8% from Q3 2022, due mainly to higher interest paid and lower cash from working capital attributable partly to the timing of supplier payments, partly offset by higher adjusted EBITDA.

●

Free cash flow increased 17.4% to $754 million from $642 million in Q3 2022, despite decreased cash flows from operating activities excluding acquisition and other costs paid, driven by lower capital expenditures as described above.

8 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

4/17

OPERATING RESULTS BY SEGMENT

Bell Communication and Technology Services (Bell CTS)

●	Total Bell CTS operating revenue increased 1.1% to $5,461 million.
●

Service revenue was up 2.0% to $4,662 million, driven mainly by continued strong mobile phone, mobile connected device and retail Internet subscriber base growth, higher wireless roaming revenue, higher sales of security and cloud-focused managed and professional services to large enterprise customers, as well as the financial contribution from acquisitions made over the past year including Distributel and FX Innovation. This was partly offset by ongoing declines in legacy voice, data and satellite TV services, greater acquisition, retention and bundle discounts on residential home services compared to Q3 last year, and lower overage revenue as a result of more mobile phone customers subscribing to unlimited and larger capacity data rate plans.

●

Product revenue decreased 3.9% to $799 million, due mainly to the timing of mobile device and land mobile radio systems sales to large enterprise customers in the government sector, the lapping of business wireline data equipment supply chain shortages that began to alleviate in Q3 2022, and lower consumer electronics sales at The Source.

●

Bell CTS adjusted EBITDA grew 2.4% to $2,464 million, yielding a 0.6 percentage-point margin increase to 45.1% from 44.5% in Q3 2022. This was driven by the flow-through of higher year-over-year service revenue and a lower revenue mix of low-margin product sales as operating costs were essentially stable compared to last year, increasing by 0.1%.

●

Postpaid mobile phone net subscriber[9] activations totaled 142,886, representing our second-best Q3 result since 2010. This was down 14.8% from a record Q3 result in 2022 of 167,798, reflecting an increase in mobile phone postpaid customer churn[9] to 1.1% from 0.9% in Q3 2022 as a result of greater overall competitive market activity and promotional offer intensity compared to last year. This was partly offset by 8.2% higher gross subscriber activations, driven by immigration growth, continued 5G and multi-product bundling momentum, effective promotions and stronger Virgin Plus performance following a repositioning of that brand, which included a fresh new look and new value proposition, centred around the pillars of affordability, member rewards, inclusiveness and network quality.

●

Bell’s prepaid mobile phone customer[9] net subscriber activations decreased to 24,044 from 56,545 in Q3 2022. This result was due to 6.3% lower gross activations and higher customer churn, which increased to 5.1% from 4.58% last year, reflecting attractive promotional offers and availability of mobile 5G service on postpaid discount brands.

●

Bell’s mobile phone customer base totalled 10,194,961 at the end of Q3 2023, a 3.8% increase over last year, comprised of 9,294,115 postpaid subscribers, up 4.2%, and 900,846 prepaid customers, down 1.1%.

●

Mobile phone blended ARPU[10] was down 0.2% to $60.28 from $60.39 in Q3 2022, reflecting lower overage revenue from customers subscribing to unlimited and larger capacity data rate plans and competitive pressures on base rate plan pricing.

●

Mobile connected device net activations totaled 64,282, up 31.1% from 49,044 in Q3 2022, driven by stronger customer demand for Bell IoT services, including business solutions and connected car subscriptions, and fewer data device deactivations. At the end of Q3 2023, mobile connected device subscribers[9] totalled 2,653,802, a 13.1% increase over last year.

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Bell added 79,327 net new retail Internet subscribers,[9] compared to 89,652 in Q3 last year. The year-over-year decrease partly reflects higher customer deactivations in our copper service areas attributable to aggressive promotional offers by competitors offering cable, fixed wireless and satellite Internet services. Within Bell’s all-fibre footprint, retail Internet net

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activations were a quarterly record 104,159, up 7.9% over Q3 2022, driven by the ongoing expansion of Bell’s fibre footprint, increased customer penetration of tenured fibre footprint, and a focus on bundled offerings with mobile service. Retail Internet subscribers totalled 4,417,838 at the end of Q3, a 8.6% increase from last year.

●

Bell TV added 35,976 net new retail IPTV subscribers,[9] down from 38,093 in Q3 2022. Despite higher gross activations, the year-over-year decrease was due mainly to higher customer deactivations, primarily on our app streaming service, attributable to more customers with expired promotional offers. At the end of Q3, Bell served 2,046,805 retail IPTV subscribers, a 5.2% increase over last year.

●

Retail satellite TV net subscriber[9] losses were 31,754, up from 27,240 in Q3 2022, due to fewer gross activations and higher customer churn driven by increased competitor promotional offer intensity. Bell’s retail satellite TV customer base totalled 680,805 at the end of Q3, down 13.8% from last year.

●

Retail residential NAS[9] net losses improved by 2.5% to 41,776, reflecting our success in driving higher gross activations through bundled service offerings. Bell’s retail residential NAS customer base totalled 2,059,964 at the end of Q3, down 4.8% from last year.

9 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.

10 Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.

Bell Media

●	Media operating revenue decreased 1.3% to $710 million as a result of lower year-over-year advertising revenue, partly offset by higher subscriber revenue.
●

Advertising revenue was down 5.2%, as advertiser demand and spending, particularly for TV, continued to be impacted by ongoing unfavourable economic conditions as well as the Hollywood actors’ and writers’ strikes. This was moderated by growth in digital advertising as we further leverage our content and digital platforms together with targeted advertising capabilities and technology to grow digital market share.

●

Total digital revenues grew 26%, the result of ongoing Crave and sports streaming direct-to-consumer growth and increased advertising bookings from Bell Media’s strategic audience management (SAM) TV media sales tool. Crave subscriptions totalled approximately 3.1 million customers, including direct-to-consumer streaming subscriber growth of 13% over last year.

●	Subscriber revenue increased 2.9% on continued strong Crave and sports direct-to-consumer streaming growth.
●

Adjusted EBITDA was up 11.5% to $203 million, delivering a 3.3 percentage-point increase in margin to 28.6%. Notwithstanding lower year-over-year revenue, this result was driven by a 5.6% decline in operating costs, reflecting lower TV programming costs despite contractual increases for premium content, due to the Hollywood actors’ and writers’ strikes, restructuring initiatives undertaken in Q2 2023 in light of the unfavourable economic and broadcasting regulatory environments, and the cessation of CRTC Part II fees in April 2023.

●	TSN was Canada’s number one sports network and was the top specialty channel overall in Q3 among adults aged 25-54.
●

Bell Media was ranked number one in full-day viewership in the French-language entertainment and pay specialty market among adults aged 25-54 for the 2022-2023 broadcast year. RDS remained the top-ranked French-language non-news specialty channel.

6/17

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.9675 per common share, payable on January 15, 2024 to shareholders of record at the close of business on December 15, 2023.

OUTLOOK FOR 2023

BCE confirmed its financial guidance targets for 2023, as provided on February 2, 2023, as follows:

	2022 Results	2023 Guidance

Revenue growth	3.1%	1% to 5%

Adjusted EBITDA growth	3.1%	2% to 5%

Capital intensity	21.2%	19% to 20%

Adjusted EPS growth	5.0%	(3%) to (7%)

Free cash flow growth	2.9%	2% to 10%

Annualized common dividend per share	$3.68	$3.87

For 2023, we expect lower tax adjustments, higher depreciation and amortization expense and increased interest expense to drive lower adjusted EPS compared to 2022. For 2023, we expect growth in adjusted EBITDA, a reduction in contributions to post-employment benefit plans and payments under other post-employment benefit plans, and lower capital expenditures will drive higher free cash flow.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2023 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call with the financial community to discuss Q3 2023 results on Thursday, November 2 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-844-933-2401 or 647-724-5455. A replay will be available until midnight on November 30, 2023 by dialing 1-844-933-2401 or 647-724-5455 and entering passcode 9522322#. A live audio webcast of the conference call will be available on BCE’s website at BCE Q3 2023 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

7/17

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

8/17

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q3 2023	Q3 2022

Net earnings attributable to common shareholders	640	715

Reconciling items:

Severance, acquisition and other costs	10	22

Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans	128	74

Net losses on investments	1	-

Impairment of assets	-	21

Income taxes for above reconciling items	(38)	(31)

Adjusted net earnings	741	801

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

9/17

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q3 2023	Q3 2022

Cash flows from operating activities	1,961	1,996

Capital expenditures	(1,159)	(1,317)

Cash dividends paid on preferred shares	(35)	(27)

Cash dividends paid by subsidiaries to NCI	(13)	(11)

Acquisition and other costs paid	-	1

Free cash flow	754	642

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable IFRS financial measure.

10/17

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q3 2023	Q3 2022

Net earnings	707	771

Severance, acquisition and other costs	10	22

Depreciation	937	914

Amortization	295	267

Finance costs

Interest expense	373	298

Net return on post-employment benefit plans	(27)	(13)

Impairment of assets	-	21

Other expense	129	130

Income taxes	243	178

Adjusted EBITDA	2,667	2,588

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2023 annualized common share dividend, our network deployment plans and anticipated capital expenditures as well as the benefits expected to result therefrom, the expected completion of the proposed acquisition of the Canadian business of OUTFRONT Media and the benefits expected to result therefrom, our ESG objectives, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs

11/17

such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 2, 2023 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after November 2, 2023. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

●	Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.2% in 2023, representing a decrease from the earlier estimate of 1.8%
●	Easing, but still elevated, consumer price index (CPI) inflation as the effects of past interest rate increases work through the economy
●	Easing labour market pressures
●	Muted growth in household spending due to the ongoing effects of higher interest rates and the rising cost of living
●	Soft business investment growth due to elevated borrowing costs, tight credit conditions and the prospect of slowing economic activity
●	Prevailing high interest rates expected to remain at or near current levels
●	Population growth resulting from strong immigration

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●	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A higher level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
●

The Canadian advertising market is experiencing a slowdown consistent with trends in the global advertising market, with improvement expected in the medium term, although visibility to the specific timing and pace of recovery remains limited

●

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell CTS Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment:

●	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base
●	Increased competitive intensity and promotional activity across all regions and market segments
●	Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
●	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
●

Moderating growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due, among others, to the continued adoption of unlimited plans

●	Accelerating business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
●	Improving wireless handset device availability in addition to stable device pricing and margins
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint
●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

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●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Increasing customer adoption of OTT services resulting in downsizing of TV packages
●

Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall digital revenue expected to reflect continued scaling of our Strategic Audience Management (SAM) TV and demand-side platform (DSP) buying platforms, as well as DTC subscriber growth contributing towards the advancement of our digital-first media strategy

●	Continued escalation of media content costs to secure quality programming
●	Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution
●	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms
●	Leveraging of first-party data to improve targeting, advertisement delivery and attribution
●	Ability to successfully acquire and produce highly-rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2023:

●	An estimated post-employment benefit plans service cost of approximately $210 million
●	An estimated net return on post-employment benefit plans of approximately $100 million
●	Depreciation and amortization expense of approximately $4,900 million to $4,950 million
●	Interest expense of approximately $1,425 million to $1,475 million
●	Interest paid of approximately $1,450 million to $1,500 million
●	An average effective tax rate of approximately 26%
●	Non-controlling interest of approximately $65 million
●	Contributions to post-employment benefit plans of approximately $60 million
●	Payments under other post-employment benefit plans of approximately $75 million

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●	Income taxes paid (net of refunds) of approximately $800 million to $900 million
●	Weighted average number of BCE common shares outstanding of approximately 914 million
●	An annual common share dividend of $3.87 per share

Assumptions underlying expected reductions in 2023 annual contributions to our pension plans

Our forward-looking statements are also based on the following principal assumptions underlying expected reductions in 2023 annual contributions to our pension plans:

●

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

●	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
●	No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on November 2, 2023, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2023 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2023 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, and related inflationary cost pressures, higher interest rates and financial and capital market volatility; the negative effect of adverse conditions associated with geopolitical events; a declining level of business and consumer spending, and the resulting negative impact on the demand for, and prices of, our products and services; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the combination of Rogers Communications Inc. and Shaw Communications Inc. creating a Canadian competitor with larger scale, and the acquisition of Freedom Mobile by Videotron Ltd. also increasing its scale with a change in competitive dynamics in several provinces; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; higher Canadian smartphone penetration and reduced or slower

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immigration flow; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the inability to maintain service consistency due to network failures or slowdowns, the failure of other infrastructure, or disruptions in the delivery of services; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the complexity of our operations; the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate ESG considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement strong corporate governance practices; various internal and external factors could challenge our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) emissions reduction and diversity, equity, inclusion and belonging; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; and the expected timing and completion of the proposed acquisition of the Canadian out-of-home media business of OUTFRONT Media Inc. is subject to closing conditions and other risks and uncertainties, and there can be no certainty that the anticipated benefits will be realized.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2022 Annual MD&A dated March 2, 2023 and BCE’s 2023 First, Second and Third Quarter MD&As dated May 3,

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2023, August 2, 2023 and November 1, 2023, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company,11 providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

11 Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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